UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 22, 2010

Commission File Number: 001-33916

GEROVA FINANCIAL GROUP, LTD.

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Other Events

On November 19, 2010, the holders of a majority of the issued and outstanding ordinary shares of Gerova Financial Group, Ltd. (“Gerova”) as of November 3, 2010 executed and delivered a written consent to effect the following corporate actions:

•
implement a one-for-five reverse share consolidation (the “Share Consolidation”) of Gerova’s ordinary shares.  Under Bermuda law, the result of the Share Consolidation is that the (i) issued and outstanding ordinary shares will be reduced by a quotient of five; (ii) authorized ordinary shares will be reduced from 100 billion to 20 billion shares; and (iii) par value will be increased from $.0001 to $.0005 per share; and

•
implement a diminution of the authorized share capital of Gerova (the “Diminution of Share Capital”) from $10,000,000, consisting of 20 billion ordinary shares, par value $.0005 per share, to $1,000,000, consisting of 2 billion ordinary shares, par value $.0005 per share, through the cancellation of 18 billion authorized and unissued ordinary shares.

The effective date of the Share Consolidation and the Diminution of Share Capital is November 22, 2010.  Attached to this Form 6-K as Exhibit 99.1 is the notice to shareholders that was mailed to Gerova’s shareholders of record on or about November 18, 2010.

Immediately on the effective date of the Share Consolidation, the Company’s (i) outstanding warrants to purchase 28,703,964 ordinary shares at an exercise price of $7.00 per share will be adjusted to warrants to purchase 5,740,793 ordinary shares at an exercise price of $35.00; and (ii) outstanding units consisting of 1 ordinary share and 2 warrants to purchase ordinary shares at an exercise price of $7.00 will be adjusted to units consisting of 0.2 ordinary shares and 2 warrants to purchase 0.4 ordinary shares at an exercise price of $35.00.

On November 22, 2010, Gerova issued a press release announcing the above corporate actions. A copy of the press release is annexed hereto as Exhibit 99.2 and incorporated herein by reference.

Where to Find Additional Information

Gerova is a foreign private issuer. As such, the dates on which it is required to file annual or periodic reports under the Securities Exchange Act of 1934, as amended, are not the same as are required for domestic issuers.  In addition certain proxy statements and related materials sent to shareholders are not subject to review and comment by the Securities and Exchange Commission (the “SEC”).  Copies of all documents filed by Gerova will be available at the website maintained by the SEC at www.sec.gov.  Copies of such filings can also be obtained, without charge, by directing a request to Gerova at the address on the cover page of this report.

Exhibits

Exhibit Number	Description

99.1	Notice to Shareholders of Gerova Financial Group, Ltd. dated November 18, 2010.

99.2	Press Release of Gerova Financial Group, Ltd. dated November 22, 2010.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.
November 22, 2010
	By:	/s/ Joseph J. Bianco
Joseph J. Bianco
Chief Executive Officer